Exhibit 99.1

ANGHAMI REPORTS PRELIMINARY Q3 2022 UNAUDITED RESULTS WITH 29% Y-O-Y REVENUE GROWTH AND GROSS PROFIT INCREASE

●  Subscription revenue grew 27% quarter-on-quarter with total revenue growing in line 29% year-on-year from $24.5 million to $31.7 million

●  Q3 2022 gross profit improved by 13% year-on-year, with net ARPU up by 8%

●  Profitability focus enhanced by reducing FTEs by 22%, shrinking cloud costs by 19% despite 15% growth in plays

November 15, 2022. Abu Dhabi, United Arab Emirates (UAE) – Anghami Inc. (NASDAQ: ANGH) (the “Company” or “Anghami”), the leading music and entertainment streaming platform in the Middle East and Africa region (“MENA”), reported today its preliminary unaudited results for Q3 2022 ended September 30, 2022.

Subscription revenue in Q3 2022 increased 27% quarter-over-quarter, which is in line with Anghami's total revenue growth, which also increased 29% year-over-year from $24.5 million to $31.7 million.

"I am proud to report that we grew our Q3 2022 gross profit by 13% quarter-over-quarter, driven by an 8% increase in ARPU. Given the impact of challenging macroeconomic conditions, we had to take some cost disciplinary measures to improve our bottom-line performance," said Eddy Maroun, CEO and co-founder of Anghami.

Sustained focus on profitability required tough measures such as a 22% reduction in headcount and 19% savings in cloud computing costs - despite a 15% increase in music traffic in Q3 2022. This was made possible by the significant organizational and infrastructure investments the company has made in recent quarters, resulting in a more efficient and streamlined organization.

Another highlight for Anghami was the launch of a global competition on TikTok called "Sound of Saudi," which celebrates the Kingdom's expanding music sector by inviting Saudis in the country and around the world to participate in the talent search. The show, which began on October 12, encouraged participants to showcase their skills as singers, composers, producers, mixers, or instrumentalists. Winners of the final round will have their original creations professionally produced and made available through Anghami. To date, the contest has received over 390 million views with 5 million engagements and over 25,000 entries. This initiative was strongly endorsed by the Saudi Music Commission. This is consistent with Anghami's commitment to nurture local talents and introduce more opportunities to the local artists.

In fact, local artists focus have been an emphasis of “Spotlight Events”, which was acquired by Anghami earlier in 2022, and has achieved a 149% year-on-year increase in revenue in its first year as part of the Anghami Group with various concerts such as Beat the Heat in partnership with Dubai Tourism and Stars in the City with Abu Dhabi Tourism, and will hold more than 15 concerts in 2022, underlining Anghami’s ambitious new strategy.

Pursuing the entertainment expansion blueprint, the first “Anghami Lab” Rooftop Lounge will open in Riyadh, Saudi Arabia on 18 November– as part of the Riyadh Season 2022 attractions located in the Riyadh Boulevard City entertainment hub of Merwas, the region's largest recording studios. Local talent will join Anghami producers to create music and perform on one of the city's hottest stages, while guests can enjoy a fine culinary experience with the signature of leading hospitality group Addmind. “Anghami Lab” comes full circle for Anghami to reinforce the entertainment strategy and provide more avenues to connect with the fans and artists alike.

About Anghami Inc.

As the first, and leading music streaming technology platform in the Middle East and North Africa region (“MENA”), Anghami is the go-to destination for Arabic and international music, podcasts, and entertainment. With an extensive ecosystem of music, podcasts, events and more, Anghami provides the tools for anyone to create, curate and share their voice with the world.

Launched in 2012, Anghami was the first music streaming platform to digitize MENA’s music catalog. Today, Anghami has one of the largest music catalogs in MENA comprising 72 million songs and licensed content from leading Arabic labels, international labels, distributors, and independent artists, made available to 98 million registered users.

Anghami has established 46 telco partnerships in MENA to facilitate customer acquisition and subscription payment, in parallel to building long-term relationships with, and featuring music from, major Arabic and international music labels including Rotana Music, Universal Music Group, Sony Music Entertainment, Warner Music Group and the Merlin Network. Anghami is constantly increasing its content library by licensing and producing new and original content.

Headquartered in Abu Dhabi in the UAE, Anghami has offices in Beirut, Dubai, Cairo, and Riyadh and operates in 16 countries across MENA. Anghami recently expanded its service into the US and Canada, with Europe in the pipeline.

To learn more about Anghami, please visit: https://anghami.com

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Anghami’s actual results may differ from its expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “start,” “project,” “budget,” “forecast,” “preliminary,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “continue,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Anghami’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the impact of COVID-19 on Anghami’s business; the outcome of any legal proceedings that may be instituted against Anghami; changes in applicable laws or regulations; and the possibility that Anghami may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties identified in Anghami’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 13, 2022, including those under “Risk Factors” therein, and in other documents filed or to be filed with the SEC by Anghami and available at the SEC’s website at www.sec.gov. Anghami cautions that the foregoing list of factors is not exclusive. Anghami cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Anghami does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Preliminary Unaudited Results for the Q3 2022

The selected preliminary unaudited results and key performance indicators included herein are based on the Company's preliminary estimated results for Q3 2022 ended September 30, 2022 and are subject to revision based upon the completion of the Company's Q3 2022 financial closing processes and other developments that may arise prior to the time its financial results are finalized. The information is derived from preliminary reports which are subject to change in connection with the completion of the Company's normal closing procedures and such changes could be material. However, management believes these preliminary unaudited results and key performance indicators are reasonable. The Company's preliminary unaudited results and key performance indicators are forward-looking statements based solely on information available to the Company as of the date of this presentation and the Company's actual results may differ materially from these estimates. You should not place undue reliance on these estimates.

Contacts

Investor Contact:

Questions addressed to Anghami Investor Relations can be sent to ir@anghami.com

Middle East Media Contacts:

Dhanya Issac / Omar Nasro, ASDA’A BCW

Dhanya.Issac@bcw-global.com / Omar.Nasro@bcw-global.com